PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 16, 1999)

                                5,400,000 SHARES

                                     [LOGO]

                           KEY ENERGY SERVICES, INC.

                                  COMMON STOCK

                          (PAR VALUE $0.10 PER SHARE)

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    Key Energy Services, Inc. is offering 5,400,000 shares of its common stock.
The common stock is listed on the New York Stock Exchange under the symbol
"KEG". The last reported sale price of the common stock on December 13, 2001 was
$8.40 per share.

    Lehman Brothers has agreed to purchase from Key the common stock offered by this prospectus supplement for an aggregate purchase price of $43,200,000.
Lehman Brothers proposes to offer the common stock offered by this prospectus supplement from time to time for sale in one or more transactions in the over-the-counter market, at market prices prevailing at the time of sale, at prices relating to prevailing market prices, or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by Lehman Brothers.

    SEE "RISK FACTORS" BEGINNING ON PAGE S-4 FOR INFORMATION ABOUT FACTORS
RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Lehman Brothers expects to deliver the shares against payment in New York, New York on or about December 19, 2001.

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                                LEHMAN BROTHERS

December 13, 2001
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    You should rely only on the information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference in these documents. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. If anyone provides you with different, inconsistent or unauthorized information or representations, you must not rely on them. This prospectus supplement and the accompanying prospectus are an offer to sell only the shares offered by these documents, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

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                               TABLE OF CONTENTS

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                                                                PAGE
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
                        PROSPECTUS SUPPLEMENT
Key Energy Services, Inc....................................     S-3
The Offering................................................     S-4
Risk Factors................................................     S-4
Use of Proceeds.............................................     S-5
Underwriting................................................     S-5
Experts.....................................................     S-6
Legal Matters...............................................     S-6

                              PROSPECTUS
Where You Can Find More Information.........................       3
Key Energy Services, Inc....................................       4
Ratio of Earnings to Fixed Charges..........................       6
Forward-looking Statements..................................       7
Risk Factors................................................       7
Use of Proceeds.............................................      11
Plan of Distribution........................................      12
Description of Debt Securities..............................      14
Description of Capital Stock................................      19
Description of Warrants.....................................      20
Legal Matters...............................................      20
Experts.....................................................      20

                                      S-2
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                           KEY ENERGY SERVICES, INC.

    Based on available industry data, we are the largest onshore, rig-based well servicing contractor in the world. We provide a complete range of well services to major oil companies and independent oil and natural gas production companies, including:

    - rig-based well maintenance, workover, completion, and recompletion services (including horizontal recompletions);

    - oilfield trucking services; and

    - ancillary oilfield services.

    We conduct well servicing operations onshore internationally in Argentina and Ontario, Canada and in the following regions of the continental United
States:

    - Gulf Coast (including South Texas, Central Gulf Coast of Texas and South Louisiana);

    - Permian Basin of West Texas and Eastern New Mexico;

    - Mid-Continent (including the Anadarko, Hugoton and Arkoma Basins and the ArkLaTex region);

    - Four Corners (including the San Juan, Piceance, Uinta, and Paradox
      Basins);

    - Eastern (including the Appalachian, Michigan and Illinois Basins);

    - Rocky Mountains (including the Denver-Julesberg, Powder River, Wind River, Green River and Williston Basins); and

    - California (the San Joaquin Basin).

    We are also a leading onshore drilling contractor and conduct land drilling operations in a number of major domestic producing basins, as well as in Argentina and in Ontario, Canada. In addition to our other businesses, we also produce and develop oil and natural gas reserves in the Permian Basin region and Texas Panhandle.

    We have built our leadership position in part through the acquisition of small, regional well service companies. We have also implemented a strategy, which has also contributed to our position within the industry, to:

    - improve our balance sheet and reduce our level of debt;

    - build strong customer relationships by offering a broad range of equipment and services that will meet most of our customer's needs at the wellsite;

    - maximize utilization of our rig fleet by actively refurbishing our rigs and related equipment; and

    - train and professionally develop our employees, with an emphasis on safety.

    Our principal executive offices are located at 6 Desta Drive, Midland, Texas 79705, and our phone number is (915) 620-0300.

RECENT DEVELOPMENTS

    Effective January 1, 2002, James Byerlotzer will become Executive Vice President and Chief Operating Officer and will be responsible for all domestic well servicing, drilling and ancillary operations.

    Effective January 1, 2002, Thomas K. Grundman will become Executive Vice President -- M&A and International, assuming responsibility for our corporate development, merger and acquisition efforts, and international operations. Royce
W. Mitchell, who is currently a partner at KPMG LLP, our independent audit firm, will join us as Executive Vice President, Chief Financial Officer and Chief Accounting Officer.

                                      S-3
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                                  THE OFFERING

Common stock offered by Key.................................  5,400,000 shares
Common stock to be outstanding after the offering...........  107,946,713 shares
Use of proceeds.............................................  Redemption of debt
New York Stock Exchange symbol..............................  KEG

The common stock to be outstanding after the offering is based on shares outstanding as of December 12, 2001.

                                  RISK FACTORS

    Prospective investors should carefully consider, among other factors, the matters described below.

OUR BUSINESS IS DEPENDENT ON CONDITIONS IN THE OIL AND GAS INDUSTRY, ESPECIALLY THE PRODUCTION EXPENDITURES OF OIL AND GAS COMPANIES.

    The demand for our services is primarily influenced by current and anticipated oil and natural gas prices. Prices for oil and natural gas historically have been extremely volatile and have reacted to changes in the supply of and demand for oil and natural gas (including changes resulting from the ability of the Organization of Petroleum Exporting Countries to establish and maintain production quotas), domestic and worldwide economic conditions and political instability in oil producing countries. Weakness in oil and natural gas prices may cause lower day rates and lower use of available well service equipment. In addition, when oil and natural gas prices are weak, fewer wells are drilled, resulting in less drilling and maintenance work for us. Additional factors that effect demand for our services include:

    - the level of development, exploration and production activity of, and corresponding spending by, oil and natural gas companies;

    - oil and natural gas production costs;

    - government regulation; and

    - conditions in the worldwide oil and natural gas industry.

    In addition, we anticipate prices for oil and natural gas will continue to be volatile and affect the demand for and pricing of our services. Reductions in oil and natural gas prices can result in a reduction in the trading prices and value of our securities, even if the reduction in oil and natural gas prices does not affect our business generally. However, a material decline in oil and natural gas prices or activities over a sustained period of time could materially adversely affect the demand for our services and, therefore, our results of operations and financial condition.

    Periods of diminished or weakened demand for our services have occurred in the past. Beginning in the first fiscal quarter ended September 30, 2001 and continuing into the next quarter, we have experienced a decrease in the demand for our services. We believe this trend is due to an overall weakening of demand for onshore well services, which is attributable to lower prices for oil and natural gas and general economic uncertainty. If these conditions continue, or worsen, they could cause a material adverse change in our assets, business, operations, earnings, prospects, properties or condition (financial or otherwise). In light of these and other factors relating to the oil and natural gas industry, our historical operating results may not be indicative of future performance.

AN ECONOMIC DOWNTURN MAY ADVERSELY AFFECT OUR BUSINESS.

    The United States economy is currently believed to be in a recession. An economic downturn may cause reduced demand for petroleum-based products and natural gas. In addition, many companies during these periods often reduce or delay expenditures to reduce costs. This in turn may cause a reduction in the demand

                                      S-4
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for our services. According to industry data, in July 2001, there were approximately 1,293 active drilling rigs in North America. As of December 2001, the number of active drilling rigs had been reduced to 928. The number of active drilling rigs may be indicative of demands for services such as those we provide. If the economic environment worsens, our business may be further adversely impacted.

                                USE OF PROCEEDS

    Our net proceeds from the sale of our common stock in this offering are estimated to be approximately $43,200,000. We will use $42,823,863 of such net proceeds to redeem $35,403,000 principal amount of our issued and outstanding 14% senior subordinated notes due 2009 at a redemption price of 114% of the principal amount thereof, plus accrued interest through the redemption date, with the remainder of the net proceeds applied to offering expenses.

                                  UNDERWRITING

    Under the terms and conditions stated in the Underwriting Agreement, we have agreed to sell to Lehman Brothers and Lehman Brothers has agreed to purchase from us 5,400,000 shares of our common stock.

    Under the terms and conditions of the Underwriting Agreement, Lehman Brothers is committed to take and pay for all of the shares of common stock offered by this prospectus supplement if any are taken.

    Lehman Brothers proposes to offer the shares of common stock offered by this prospectus supplement from time to time for sale in one or more transactions in the over-the-counter market, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by Lehman Brothers. In connection with the sale of the shares of common stock offered by this prospectus supplement, Lehman Brothers may be deemed to have received compensation from us in the form of underwriting discounts. Lehman Brothers may effect these transactions by selling shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from Lehman Brothers or the purchasers of the common stock for whom they may act as agents or to whom they sell as principal.

    Other than the prospectus supplement in electronic format, the information on Lehman Brothers' web site and any information contained in any other web site maintained by Lehman Brothers is not part of the prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved or endorsed by Key or Lehman Brothers in its capacity as underwriter and should not be relied upon by investors.

    We have agreed not to, without the prior consent of Lehman Brothers, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 90 days from the date of this prospectus supplement except for:

    - the common stock offered in connection with this offering;

    - any common stock or securities convertible into or exercisable or exchangeable for common stock issued by us in connection with acquisitions;

    - options granted to employees by the compensation committee of our board of directors; and

    - shares issued on the conversion or exchange of convertible or exchangeable securities outstanding on the date of this prospectus supplement.

    All of our executive officers and all or substantially all of our directors will execute lock-up agreements before the closing date under which they will agree that, without the prior written consent of Lehman Brothers, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock

                                      S-5
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or any securities which may be converted into or exchanged for any such shares for the period ending 90 days after the date of this prospectus supplement.

    We have agreed to indemnify Lehman Brothers against liabilities including liabilities under the Securities Act of 1933.

    In connection with this offering, Lehman Brothers may purchase and sell the common stock in the open market. These transactions may include over-allotments and purchases to cover short positions created by Lehman Brothers in connection with the offering. Short positions created by Lehman Brothers involve the sale by Lehman Brothers of a greater number of securities than it is required to purchase from us in the offering. Lehman Brothers also may impose a penalty bid, which means that selling concessions allowed to other broker-dealers in respect of the securities sold in the offering for their accounts may be reclaimed by Lehman Brothers if these shares of common stock are repurchased by Lehman Brothers in covering transactions. These activities may maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the over-the-counter market or otherwise.

                                    EXPERTS

    The consolidated financial statements of Key and its subsidiaries as of June 30, 2001 and 2000, and for each of the years in the three-year period ended June 30, 2001, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    Certain legal matters in connection with this offering will be passed upon for us by Porter & Hedges, L.L.P., Houston, Texas, and for the underwriters by Latham & Watkins, New York, New York.

                                      S-6
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                                5,400,000 Shares

                                     [LOGO]

                           Key Energy Services, Inc.

                                  Common Stock

                           (par value $.10 per share)

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                             PROSPECTUS SUPPLEMENT

                               December 13, 2001
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                                LEHMAN BROTHERS